[Letterhead of Winston & Strawn LLP]

WRITER’S DIRECT DIAL
(312) 558-6375

October 9, 2009

BY FEDERAL EXPRESS
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631

Re:	Nuveen Investments, Inc. Amendment No. 2 to Registration Statement on Form S-4 File Number 333-159221 Form 8-K Filed August 6, 2009 File Number 001-11123

Dear Ms. Long:

On behalf of Nuveen Investments, Inc. (the “Company”), we enclose for your review Amendment No. 2 to the Company’s Registration Statement on Form S-4 (“Amendment No. 2”).  The Company has filed concurrently an electronic version of Amendment No. 2 through the EDGAR system of the Securities and Exchange Commission.  The enclosed copies of Amendment No. 2 are marked to show changes made to the Company’s initial Registration Statement on Form S-4 filed with the Commission on May 13, 2009, as amended by Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on August 24, 2009 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments contained in the Staff’s letter to the Company dated September 3, 2009 relating to the Registration Statement.  For convenience of reference, the full text of the comments in the Staff’s letter has been reproduced herein.

FORM S-4/A FILED AUGUST 24, 2009

General

Comment No. 1:

We note your response to comment one in our letter dated June 9, 2009 and reissue this comment in part.  In this regard, please include a representation in your letter indicating that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the exchange securities.

Response:                     The Company advises the Staff that it is providing a new supplemental letter via electronic submission today with Amendment No. 2, revised as requested to include the above additional representation.

Capitalization, page 37

Comment No. 2:

We note your response to comment 15 from our letter dated June 9, 2009.  It remains unclear why the $338.8 million of cash and cash equivalents as of June 30, 2009 is not the same as the amount of cash and cash equivalents presented on page F-67 of the interim financial statements.  As previously requested, please reconcile in a footnote to the table between the amount presented in your financial statements and the amount presented here.

Response:                     The Company advises the Staff that it has revised the “Capitalization” section of the prospectus as requested by the Staff to include a footnote that clarifies that the amount of “Cash and cash equivalents” presented in the capitalization table excludes approximately $9.9 million of cash of Symphony CLO V as of June 30, 2009.  See page 37 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations, page 63

Comment No. 3:

We note your response to comment 24.  While we understand that your interest rates may be variable, the purpose of the contractual obligations table is aimed at increasing the transparency of cash flow and therefore, we believe scheduled interest payments should be included in the table.  To the extent that interest rates are variable and unknown, you should use judgment to determine the appropriate methodology to estimate interest payments.  One possible methodology is to use currently applicable interest rates to determine the value of future payments.  If certain interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your cash requirements.  Please revise your filing accordingly.

Response:                     The Company advises the Staff that it has revised the prospectus so that the “Aggregate Contractual Obligations” table includes a separate column for future anticipated principal repayments of debt, interest payments on debt, and periodic payments on derivative instruments.  In addition, the Company has added disclosure regarding key assumptions used to determine estimated future payments.  Finally, the Company has revised the prospectus to provide supplemental information that is material to an understanding of the Company’s cash requirements.  See page 63 of the prospectus.

Comment No. 4:

We note that you entered into a new second-lien term loan facility in July 2009.  Please discuss the impact of this new facility on your contractual obligations.

Response:                     The Company has revised the prospectus so that the “Aggregate Contractual Obligations” table includes footnotes describing the impact of the Company’s new second-lien term loan facility on the Company’s aggregate contractual obligations.  See page 63 of the prospectus.

Critical Accounting Policies

Impairment of Investment Securities, page 67

Comment No. 5:

We note your response to comment 26 from our letter dated June 9, 2009.  In light of the significance of the impairment charge taken on your investment securities, we believe it would be helpful to investors if you provided a sensitivity analysis of the material assumptions used to develop cash flow estimates for your investments based on reasonably likely changes.

Response:                     The Company advises the Staff that the $8.8 million impairment charge for the Company’s equity investment in a CDO was based on underlying credit losses of the CDO and resulted in a net carrying value for this investment on the Company’s December 31, 2008 consolidated balance sheet equal to the net estimated fair value at December 31, 2008, which was derived from broker-quotes.  As the Company does not use its own cash flow models and the remaining investment balance on the CDO is less than $1.0 million, the Company does not believe a meaningful sensitivity analysis is applicable.

The remaining $29.5 million impairment charge taken at December 31, 2008 relates to various other investments, including mutual funds and equity securities.  The market values for these investments are based on unadjusted quoted market prices.  As the market value for these investments was below cost for a considerable period of time with no clear indication at

December 31, 2008 of any future reversals, the Company recorded an impairment charge to reclassify unrealized losses out of accumulated other comprehensive income (a separate component of shareholders’ equity) and move them to an impairment charge on the Company’s consolidated statement of income.  Given all the facts and circumstances, the Company does not believe a sensitivity analysis is applicable.

Comment No. 6:

You indicate that $8.8 million of the impairment charges taken on investments for the year ended December 31, 2008 was due to underlying credit losses of the CDO.  Please revise your filing to also indicate the cause of the remaining $37.5 million of impairment charge.

Response:                     The Company advises the Staff that, of the total $38.3 million impairment charge taken for investments at December 31, 2008, $8.8 million relates to the Company’s equity investment in a CDO and the remaining $29.5 million relates to various other investments, mainly mutual funds and equity securities.  The Company has revised the prospectus to more clearly indicate the causes of the $38.3 million impairment charge.  See page 67 of the prospectus.

Quantitative and Qualitative Disclosures About Market Risk, page 68

Comment No. 7:

We note your response to comment 27 from our letter dated June 9, 2009.  Although assets under management are not assets reflected on your balance sheet, it appears that any significant changes in assets under management as a result of redemptions could materially impact your operating revenues since your investment advisory fees are earned based on a percentage of assets under management.  Therefore, we reissue our comment requesting you to disclose any significant known changes in assets under management occurring subsequent to your most recent balance sheet date but prior to the date of your filing, such as known redemptions and/or notices of expected redemptions.

Response:                     The Company advises the Staff that it is not aware of any material reduction in assets under management occurring subsequent to June 30, 2009 but prior to the filing of Amendment No. 2.  However, the Company acknowledges that if any material change in assets under management were to occur, or were expected to occur, as a result of known or expected material redemptions, prior to the effectiveness of the Registration Statement, the Company would separately disclose such material change as a subsequent event in the Registration Statement.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

Comment No. 8:

We note your response to comment 34 from our letter dated June 9, 2009.  Since current assets appear to comprise 15% of your total assets as of December 31, 2008, it is unclear how you determined that separate presentation of current assets is not appropriate.  We request that you reconsider your presentation to disclose separate subtotals for current and long term assets on both your annual and interim balance sheets.

Response:                     The Company advises the Staff that, after performing an analysis of the Company’s March 31, 2009 consolidated balance sheet, the Company determined that only 9.8% of its total assets are current.  The Company believes that this measure is representative of the breakdown of assets between current and noncurrent as of June 30, 2009 and December 31, 2008 as well.  The majority of the Company’s assets are goodwill and intangibles, which are noncurrent.  As the Company’s current assets comprise less than 10% of the Company’s total assets, the Company has not presented current assets separate from noncurrent assets.  The Company will consider separately disclosing current and long-term assets in future filings.

Note 2 — Basis of Presentation and Summary of Significant Accounting Polices

Basis of Presentation, page F-9

Comment No. 9:

It appears from your disclosures that you either have only one reportable segment.  However, you disclose on page F-18 that you use four reporting units for purposes of your goodwill impairment tests and that these reporting units were determined based on how you manage your business, prioritize resources, and in consideration of your internal reporting structure.  In light of the reporting units used for your goodwill impairment analysis, please tell us how you determined that these reporting units did not represent separate operating segments as defined in paragraph 10 of SFAS 131.  If you believe that they each represent an operating segment and you meet the criteria discussed in paragraph 17 of this SFAS for aggregation of all of these operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion.  If after reassessing the criteria in SFAS 131, you now believe that more than one reportable segment exists, revise your financial statements accordingly.  Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Response:                     The Company advises the Staff that it understands Codification Topic 280 - Subtopic 10 (“280-10”) (formerly, paragraph 10 of SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”)) to require the use of a “management” approach to segment reporting.  That is, segment reporting depends on the firm’s internal organization and that operating segments are the components of an entity that the chief operating decision maker reviews regularly to make operating decisions, assess performance, and allocate resources.

In general, the Company’s management directs Nuveen Investments’ operations as one business:  the asset management business.  Consequently, management believes the Company operates in one business segment as defined by 280-10 (formerly, SFAS No. 131).  The use of a single asset management operating unit is consistent with others in the investment management industry.

The Company is not organized functionally by product segment.  Specifically, each of the Company’s investment teams provides advisory services across all product lines.  The product lines are further supported by a centralized infrastructure including sales, operations, product management and other various administrative services.  The way that the Company is organized does not allow it to have discrete financial information for more than one segment as defined by 280-10 (formerly, SFAS No. 131).  Consequently, the Company would have to perform an allocation of direct costs in order to attempt to derive discrete financial information for more than one segment / subcomponent of a segment.

The Company understands FASB Codification Topic 280 — Subtopic 10 — Section 55 — Paragraphs 7A, 7B, 7C, 31, 33, 34, 35, and 36 (formerly, Questions 7 and 8 of the FASB Implementation Guide for SFAS 131;  collectively, “FASB Implementation Guide for SFAS 131”) to provide that, when making a determination as to whether or not the aggregation criteria are met for aggregating two or more operating segments into a single operating segment, the segments must have “similar economic characteristics” and be similar in five areas specified by the FASB Codification.  In 280-10-55-7C, The FASB Implementation Guide for SFAS 131 states that “[t]his subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins.  That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations.”  The Company interprets this to reinforce the fact that it should not attempt to make allocations in an effort to derive discrete financial information for more than one operating segment and/or subcomponent of an operating segment for its business.  Due to the nature of how the business is managed, the Company is not able to produce discrete financial information for more than one operating segment and/or subcomponent of an operating segment.

In an effort to make the distinction between reporting units determined strictly for goodwill impairment testing purposes, on page 74 of Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Commission on August 24, 2009, the Company disclosed that it has defined four reporting units only for purposes of the SFAS No. 142 goodwill impairment test and that the reporting units are one level below the Company’s one operating segment.  As discrete financial information is not available for these four SFAS No. 142 reporting units, estimates were used for many allocations involved in the goodwill impairment testing.

Note 12 — Consolidated Funds, page F-46

Comment No. 10:

In the interest of better understanding the reasons for your consolidation of Symphony CLO V, please revise your filing to more clearly explain:

•                  The date as of which you started consolidating Symphony CLO V in your financial statements;

•                  Identify the affiliate of MDP and describe the nature of your relationship with that affiliate;

•                  Describe the relationship between the affiliate of MDP and Symphony CLO V, including how MDP shares in the risks and rewards of Symphony CLO V; and

•                  How you considered paragraphs 16 and 17 of FIN 46(R) in determining that, within the related party group, you (and not the affiliate of MDP) were most closely associated with Symphony CLO V and therefore you were the primarily beneficiary, resulting in consolidation of Symphony CLO V in your financial statements.

Response:                     The Company advises the Staff that it has revised the prospectus to provide additional disclosure as requested by the Staff.  See page F-47 of the prospectus.

Exhibit 5.1

Comment No. 11:

The qualifications regarding Minnesota law set forth in the last two sentences of the second paragraph on page 2 are not appropriate.  Please have counsel revise its legal opinion accordingly.

Response:                     The Company advises the Staff that Winston & Strawn LLP, as the Company’s counsel, has revised its legal opinion as requested by the Staff.  See Exhibit 5.1 to Amendment No. 2.  In addition, the Company advises the Staff that Dorsey & Whitney LLP has also been engaged by the Company to provide certain opinions regarding Minnesota law, as referenced in the revised opinion from Winston & Strawn LLP.  See Exhibit 5.2 to Amendment No. 2.

Exhibit 12 — Computation of Earnings to Fixed Charges

Comment No. 12:

We note your response to comment 51 from our letter dated June 9, 2009.  On page 36 and in Exhibit 12, we believe your table would be clearer to investors if the “earnings” measure started with income (loss) before taxes under U.S. GAAP as presented on pages F-4 and F-68 and then showed how the measure is separately adjusted for each of the various items discussed in Instruction 1(c) to Item 503(d) of Regulation S-K (as revised April 23, 2009) before arriving at earnings as defined.  If you believe it is appropriate to adjust your ratio to remove Symphony CLO V, that should be done as part of the reconciliation.  Also, the fixed charges denominator should start with interest expense as show on your Consolidated Statements of Income on page F-4 (or alternatively, the gross amount of interest expense on page F-25) and then be reconciled to total fixed charges.  Adjustments to remove Symphony CLO V should be shown as reconciling items.  Please revise your filing accordingly.

Response:                     The Company advises the Staff that it has revised the Registration Statement to include a revised Computation of Earnings to Fixed Charges that addresses the points raised by the Staff.  See Exhibit 12 to Amendment No. 2.  See also page 36 of the prospectus.

FORM 8-K FILED AUGUST 6, 2009

Table 2, page 4

Comment No. 13:

We note your response to comment 54 from our letter dated June 9, 2009.  It appears that you have presented an entire non-GAAP income statement in an attempt to reconcile non-GAAP measures to GAAP measures.  While it is permissible to present non-GAAP measures, it is not appropriate to present a complete non-GAAP income statement because such a presentation creates the erroneous impression that the non-GAAP presentation represents a comprehensive basis of accounting and gives undue prominence to non-GAAP information.  Please revise your table so that the GAAP measure is shown, along with each item added to or subtracted from the GAAP measure to arrive at the non-GAAP measure (or the reverse order).  When multiple non-GAAP measures are presented, please ensure that each measure complies with Item 10(e) of Regulation S-K.  Please show us how you will revise your future filings accordingly.

Response:                     As previously discussed with the Staff on October 7th, the Company advises the Staff that it will revise its future filings so that the table in question is presented in a manner substantially similar to the example set forth as Exhibit A attached to this letter.

*  *  *

If you should have any questions or comments about any of the items responded to in this letter or in Amendment No. 2 to the Registration Statement, please call me at (312) 558-6375.

Finally, we appreciate the prompt assistance that the Staff has provided Nuveen Investments and its advisors.

Sincerely,

/s/ Matthew D. Costigan

cc:	Andrew Schoeffler, Senior Staff Attorney
Chambre Malone, Staff Attorney

Exhibit A

TABLE 2

Nuveen Investments

Adjusted EBITDA (1) Reconciliation

Unaudited

(in thousands)

This table presents adjustments reconciling income before taxes shown in the Company’s financial statements to Adjusted EBITDA (1)  calculated in accordance with the Company’s Credit Agreement.

	Q2 2009
Net income before taxes (consolidated) (GAAP)	43,108
Net (income)/loss attributable to the noncontrolling interests	(64,656)

Net interest expense	61,058
Amortization & depreciation	19,956

Adjustments per Credit Agreement:
Non-cash compensation	8,957	(2)
Deal related expenses	1,587	(3)
Retention, severance and recruiting expense	8,922	(4)
Structured products distribution expense	4,135	(5)
Non-recurring items	1,508	(6)
Non-cash impairment	—
Pro forma restructuring	3,790	(7)
Debt and investment related expenses	4,050	(8)

Adjusted EBITDA (1)	$92,415

(1)  Earnings before interest, taxes, depreciation and amortization (EBITDA) is presented on an adjusted basis consistent with the definitions included in our Bank Credit Agreement.  Adjusted EBITDA is a non-GAAP financial measure and has been included because it is a basis upon which our management assesses and will assess our operating performance.  Adjusted EBITDA is not a measure of our liquidity or financial performance under GAAP. Our measure of adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

(2)  This amount is included in the Compensation and benefits line in the consolidated financial statements.

(3)  $1,566 of this amount is included in the Other income/(expense) line in the consolidated financial statements, and $21 is included in Travel and entertainment in the consolidated financial statements.

(4)  $6,620 of this amount is included in the Severance line in the consolidated financial statements, $1,180 is included in Other operating expenses and $1,122 is included in Compensation and benefits in the consolidated financial statements.

(5)  $3,797 of this amount is included in the Other operating expenses line in the consolidated financial statements, $263 is included in Compensation and benefits, and $75 is included in Travel and entertainment n the consolidated financial statements.

(6)  $804 of this amount is included in the Other income/(expense) line in the consolidated financial statements, $518 is included in Outside and professional services, $100 is included in Compensation and benefits, $48 is included in Occupancy and equipment, $48 is included in Travel and entertainment, ($16) is included in Other operating expenses, and $6 is included in Advertising and promotional costs in the consolidated financial statements.

(7)  $1,792 of this amount is included in the Compensation and benefits line in the consolidated financial statements, $1,515 is added back to Operating Revenue, and $483 is included in Occupancy and equipment in the consolidated financial statements.

(8)  $64,249 of this amount is included in net income/(loss) attributable to the noncontrolling interests in the consolidated financial statements, ($60,272) is included in Other income/(expense), and $72 is included in Other operating expenses in the consolidated financial statements.